Filed by Digital World Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Digital World Acquisition Corp.

Commission File No.: 001-40779

Date: August 24, 2023

Subject line: Urgent update for DWAC stockholders

Dear Friend,

If you own stock in Digital World Acquisition Corp. (DWAC), please ensure you vote IMMEDIATELY on DWAC’s proposal to extend its deadline to complete a merger with Trump Media & Technology Group (TMTG), which operates the Truth Social platform. DWAC stockholders who have questions about the vote can call Alliance Advisors at 877-728-4996.

DWAC stockholders have until Tuesday, September 5, at 10:00 a.m. ET to cast their vote. Extending DWAC’s deadline is a crucial step towards completing a merger with TMTG—and preventing DWAC’s dissolution. If you are a DWAC stockholder who believes in Truth Social’s mission to reopen the Internet and give people their voices back, we strongly urge you to vote TODAY.

Sincerely,

The Truth Social Team

Additional Information and Where to Find It

DWAC has filed with the Securities and Exchange commission (the “SEC”) a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which includes a preliminary proxy statement of DWAC, and a prospectus in connection with a proposed business combination (the “Business Combination”) with TMTG. The definitive proxy statement and other relevant documents will be mailed to stockholders of DWAC as of a record date to be established for voting on the Business Combination. Securityholders of DWAC and other interested persons are advised to read the preliminary proxy statement/prospectus and amendments thereto, and, when available, the definitive proxy statement/prospectus in connection with DWAC’s solicitation of proxies for the special meeting to be held to approve the Business Combination because these documents will contain important information about DWAC, TMTG, and the Business Combination. DWAC’s securityholders and other interested persons will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Digital World Acquisition Corp., 3109 Grand Ave, #450, Miami, FL 33133.

DWAC has also filed a definitive proxy statement with the SEC on July 17, 2023, with respect to the proposed extension of its liquidation date. The definitive proxy statement for the extension of the liquidation date was mailed to stockholders of DWAC. Securityholders of DWAC and other interested persons are advised to read the definitive proxy statement and any amendments thereto in connection with the DWAC’s solicitation of proxies for the special meeting to be held to approve the extension of the liquidation date because these documents contain important information. DWAC’s securityholders and other interested persons may also obtain copies of the definitive proxy statement, without charge, on the SEC’s website at www.sec.gov or by directing a request to: Digital World Acquisition Corp., 3109 Grand Ave, #450, Miami, FL 33133.

Participants in Solicitation

DWAC and TMTG and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of DWAC in favor of the approval of the proposed extension and the Business Combination. Information regarding the names and interests of DWAC’s directors and officers in the Business Combination is set forth in DWAC’s filings with the SEC, including in the definitive proxy statement and the Registration Statement, and information regarding the names and interests of TMTG’s directors and officers in the proposed Business Combination will be set forth in the Registration Statement. These documents can be obtained free of charge from the sources indicated above. TMTG and its officers and directors who are participants in the solicitation do not have any interests in DWAC or the proposed extension other than with respect to their interests in the Business Combination, to the extent the extension is effectuated.

Forward-Looking Statements

This email contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between DWAC and TMTG. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this email, including but not limited to: (i) the risk that the Business Combination and the securities purchase agreements between DWAC and certain institutional investors (the “PIPE Investors”) pursuant to which the PIPE Investors agreed to purchase up to an aggregate of 1,000,000 shares of DWAC’s Series A Convertible Preferred Stock for a purchase price of $1,000 per share for an aggregate commitment of up to $1,000,000,000 in a private placement (the “PIPE”) may not be completed in a timely manner or at all, which may adversely affect the price of DWAC’s securities, (ii) the risk that the Business Combination may not be completed by DWAC’s Business Combination deadline and the potential failure to obtain DWAC’s stockholder approval of the extension amendment, (iii) the failure to satisfy the conditions to the consummation of the Business Combination or the PIPE, including the approval of that certain Agreement and Plan of Merger, dated as of October 20, 2021 (as amended on May 11, 2022, and on August 9, 2023, and as it may be further amended or supplemented from time to time, the “Merger Agreement”) by the stockholders of DWAC, (iv) the lack of a third-party fairness opinion in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the failure to achieve the minimum amount of cash available following any redemptions by DWAC stockholders, (vii) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions, (viii) the effect of the announcement or pendency of the PIPE or the Business Combination on TMTG’s business relationships, operating results, and business generally, (ix) risks that the Business Combination disrupts current plans and operations of DWAC or TMTG, (x) the outcome or effect of any legal proceedings that may be instituted against TMTG or against DWAC related to the Merger Agreement or the Business

Combination, (xi) the risk or effect of any investigations by the SEC or other regulatory authority relating to the PIPE, the Merger Agreement or the Business Combination and the impact they may have on consummating the transactions, (xii) Truth Social, TMTG’s initial product, and its ability to generate users and advertisers, (xiii) changes in domestic and global general economic conditions, (xiv) the risk that TMTG may not be able to execute its growth strategies, (xv) risks related to possible future pandemics and response and geopolitical developments related thereto, (xvi) risk that TMTG may not be able to develop and maintain effective internal controls, (xvii) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (xviii) DWAC’s ability to timely comply with Nasdaq’s rules and complete the Business Combination, (xix) risks that DWAC or TMTG may elect not to proceed with the Business Combination after completing their respective updated due diligence investigations, (xx) the risk that DWAC may elect not to proceed with the Business Combination in the event the License Agreement Waiver (as defined in the Merger Agreement) is not procured, and (xxi) those factors discussed in DWAC’s filings with the SEC and that that are contained in the definitive extension proxy and the Registration Statement relating to the Business Combination. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the “Risk Factors” section of DWAC’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on April 26, 2023, as it may be amended or supplemented from time to time, and in other reports DWAC files with the SEC, including the extension proxy statement filed with the SEC on July 17, 2023. Risks regarding the Business Combination are also discussed in DWAC’s Current Reports on Form 8-K filed with the SEC on October 21, 2021, October 26, 2021, August 9, 2023, and August 16, 2023, and the proxy statement/prospectus included in the Form S-4 filed with the SEC on May 16, 2022, as it may be amended or supplemented from time to time. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to DWAC or TMTG (or to third parties making the forward-looking statements).

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while DWAC and TMTG may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither DWAC nor TMTG gives any assurance that DWAC, TMTG, or the combined company, will achieve its expectations.